Greenlane Holdings, Inc.

1095 Broken Sound Parkway, Suite 100

Boca Raton, Florida 33487

April 22, 2025

EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Greenlane Holdings, Inc.
Registration Statement on Form S-1
File No. 333-286027

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Greenlane Holdings, Inc., respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on April 23, 2025, or as soon thereafter as possible.

Greenlane Holdings, Inc.

By:	/s/ Lana Reeve
Name:	Lana Reeve
Title:	Chief Financial and Legal Officer